2001 Bryan Street Suite 1600
Dallas, Texas 75201
TEL 214.880.3520
FAX 214.880.3577

Donald F. McAleenan
Senior Vice President
& General Counsel

Direct Dial:
(214) 880-3520

E-Mail Address:
don.mcaleenan@bldr.com

VIA EDGAR AND FACSIMILE

June 16, 2005

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Builders FirstSource, Inc. Form S-1, filed June 15,2005 SEC File No. 333-122788

Dear Ms. Hardy:

     The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1 (File No. 333-122788) of Builders FirstSource, Inc. (the “Company”) be declared effective at 1:00 p.m., June 21, 2005, or as promptly as practicable thereafter. We inform the Staff that the Company has taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who the Company reasonably anticipates will be invited to participate in the distribution of the security to be offered. We respectfully request that we be notified of such effectiveness by a telephone call to Allison Amorison of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3180 and that such effectiveness also be confirmed in writing.

     Please be advised that no preliminary prospectuses have been distributed by the Company.

Very truly yours, BUILDERS FIRSTSOURCE, INC.
By:	/s/ Donald F. McAleenan
	Name:	Donald F. McAleenan
	Title:	General Counsel

cc:	Matt Franker Allison L. Amorison